SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

DIRECTV and Thomson Launch New Version Of Unique

Multi-Family Housing Triple-Play MFH3™ Distribution System

• New Enhancement Doubles Number of Receivers That Can Be Deployed in MDUs

• New Strategic Partner To Speed Deployment of MFH3 Technology

Paris (France), El Segundo (USA), June 6, 2008 – Recently recognized as the most significant and innovative technology for the multi-family housing market, the MFH3 (Multi-Family Housing version 3) satellite-based distribution platform developed by DIRECTV and Thomson (Euronext 18453; NYSE: TMS), is being rolled out with a new software release that doubles the number of DIRECTV receivers MFH3 will support, providing a more cost-effective installation for large properties and enabling “injection” of local content, such as on-site amenity video feeds into the system.

To speed deployment of the new technology, DIRECTV has established new strategic partnerships with several companies including AFL Telecommunications, the leading end-to-end FTTH (Fiber-to-the-Home) MFH3 system integrator, along with some of its largest customers, YRT2™ (Your Residential Technology Team™, Inc.), and Crystal Clear Technologies.

MFH3 enables the delivery of all DIRECTV programming and services using existing in-building wiring by converting DIRECTV signals into IP video packets to IP-enabled DIRECTV receivers. The system, not to be confused with IPTV, uses the technology as a simple distribution platform to deliver over a single home-run wire satellite TV and other services from a private “on-property” head-end to each customer dwelling. In addition to supporting both DIRECTV standard and HD DVR receivers, the IP distribution platform will also support voice, internet and interactive services over a single connection, enabling the delivery of triple-play bundles.

The new software release allows MFH3 to more than double the receiver capacity and provides support for local content insertion, enabling residents to access and view their building’s custom amenity feeds, and other unique on-site video services.

“Customers in multi-family housing, whether they live in large vertical or garden-style building, not only have a superior alternative to cable, they now have access to virtually all of our services and technology, from HD to international programming,” said Tony Goncalves, vice president, Telco and MDU Sales, DIRECTV, Inc. “The MFH3 platform provides a unique and simple solution for our customers who want the benefit of the full DIRECTV experience, and provides a great business opportunity for our dealers, who can now offer a competitive, cost-effective and cutting-edge solution to multi-family property owners. MFH3 is also ideal for new fiber infrastructure systems integrators and telcos that are building out new fiber plants.”

“This new version represents a sophisticated evolution of our pioneering MFH3 platform and reflects Thomson’s commitment to enabling its operator clients to enhance the breadth and reach of their multimedia and entertainment services offering,” said Georges Laplanche, senior vice president, Thomson Premises Systems within the Thomson’s Systems division. “Meanwhile MFH3 maintains its status as the industry benchmark for the delivery of triple-play services over a satellite infrastructure in the multi-dwelling and master planned community markets.”

DIRECTV’s MFH3 product was recognized at the Broadband Properties Summit in Dallas, winning the ‘Cornerstone Award’ for the most significant and innovated technology that has made a notable impact to the MDU and FTTH community.  The Broadband Properties Summit is one of the industries premier annual events aimed at the MDU and FTTH markets.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. For more information:  http://www.thomson.net.

About DIRECTV, Inc.

DIRECTV, Inc. (NASDAQ:DTV - News), the nation’s leading satellite television service provider, presents the finest television experience available to more than 17 million customers in the United States and is leading the HD revolution with 95 national HD channels – more quality HD channels than any other television provider. Each day, DIRECTV subscribers enjoy access to over 265 channels of 100% digital picture and sound, exclusive programming, industry-leading customer satisfaction (which has surpassed cable for seven years running) and superior technologies that include advanced DVR and HD-DVR services and the most state-of-the-art interactive sports packages available anywhere. For the most up-to-date information on DIRECTV, please visit directv.com.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Claudine Cécille	+33 6 07 86 55 52	claudine.cecille@thomson.net
Investor Relations
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

PRESS RELEASE

Ordinary and Extraordinary Shareholders’ Meeting of Thomson
on May 22, 2008

Paris, May 22, 2008 – The Ordinary and Extraordinary Shareholders’ Meeting of Thomson (Euronext 18453; NYSE: TMS) was held today, chaired by François de Carbonnel, the Group’s Chairman of the Board in the presence of the Board of Directors and of Thomson’s senior management.

All resolutions submitted to the Shareholders’ Meeting were approved, including the ratification of the co-optation of Mr. François de Carbonnel, and the renewal of the term of office of Messrs Pierre Lescure, David Roux, Henry P. Vigil, Didier Lombard, Remy Sautter and Loïc Desmouceaux.

During the Meeting, François de Carbonnel, Julian Waldron and other Executive Committee members presented Thomson’s 2007 results and the strategic priorities of the Group.

The Group reiterated that it currently expects revenues for 2Q08 to decline year-on-year by
6-8% in constant currency terms and expects to report a profit from continuing activities before interest and taxation and before restructuring costs for 1H 08, but a loss from continuing activities after restructuring costs (compared to a profit of 115 million euros in 1H 07), which will drive the Group’s net loss for the first half (which was a 20 million euros net loss in 1H 07).

With the objective of driving improvements in underlying profitability in the second half, the Group will continue to act to take out costs and to restructure and simplify its business.

The Board of Directors consists of 10 members including 9 independent Directors.

***

Shareholders approved resolutions covering:

•

the approval of the parent company financial statements and consolidated financial statements for the fiscal year ended December 31, 2007 and allocation of net income;

•

the ratification of the co-optation of Mr. François de Carbonnel as director, in replacement of Mr. Christian Blanc who resigned; and the renewal of the term of office of Messrs Pierre Lescure, David Roux, Henry P. Vigil, Didier Lombard, Remy Sautter and Loïc Desmouceaux;

•

the renewal of the authorization to be given to the Board of Directors to allow the Company to purchase its own shares;

•

delegations to the Board of Directors to grant stock options to subscribe or to purchase shares to staff and corporate officers of the Group, and to increase the share capital in favor of members of Company savings plans;

•

the modification of articles 11.2 and 11.3 of the Company’s by-laws, respectively about the reduction of the length of directors’ mandates from four to three years and the “staggering” of the length of mandates renewed during the shareholders’ Meeting, and about the appointment of directors representing employee shareholders.

Thomson’s Annual Shareholders’ Meeting webcast is available at: In English : http://www.thomson.net/webcast In French : http://fr.thomson.net/webcast

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to the Media, Entertainment & Communications players – content creators, content distributors and broadcasters – and supports them in order to help them to improve their commercial offers and their performance in a rapidly changing technology environment. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	James.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

PRESS RELEASE

Thomson Reaffirms Support of Environmental Sustainability

The Group signs EU Codes of Conduct on Digital TV Systems Energy Efficiency
and on Energy Consumption of Broadband Equipment

Paris (France) – May 21, 2008 – Thomson (Euronext 18453; NYSE: TMS) has signed the European Code of Conduct on Energy Efficiency of Digital TV Service Systems and the European Code of Conduct on Energy Consumption of Broadband recently published1 by the European Commission.

“We are committed to environmental sustainability and to supporting initiatives that will contribute to minimizing environmental impact, including more efficient use of energy and reduced power consumption” said Jacques Dunogué, Senior Executive Vice President, Systems Division of Thomson.

As a leader in set-top boxes, residential gateways and IP connected devices, Thomson has the opportunity to make a positive impact in terms of energy efficiency efforts.

“The impact of the ICT sector on energy consumption and climate change is significant. The European Commission Joint Research Centre has developed together with stakeholders voluntary standards to help reduce this impact” said Paolo Bertoldi, Principal Administrator at the European Commission Joint Research Centre. “We are happy that Thomson has signed the Codes of Conduct for Digital TV Service Systems and Broadband Equipment, thus further engaging itself to cut energy consumption in its products”.

Underscoring its support of sustainable and environmentally friendly approaches to product design, Thomson recently announced the launch of an integrated femtocell gateway – the TG870 – which will enable operators to deliver compelling multimedia services to the home network over any WCDMA2 3G handset. In addition to providing new functionalities to network operators, the TG870 brings a major eco-design breakthrough: this femtocell gateway is equipped with an eco-mode which cuts average power consumption by half, thus significantly reducing the environmental impact of the platform.

Thomson Committed to Energy Efficiency

Energy efficiency is one of the most important policy areas decided by the EU in order to reach its Climate Change Program objective of reducing CO2 emissions. The objective of both the Digital TV Service Systems Code of Conduct and of the Code of Conduct on Energy Consumption of Broadband Equipment is to minimize overall energy consumption (KWh) per appliance, and to secure the commitment by major service providers and manufacturers who support the digital TV and the broadband sectors in designing and delivering digital TV and broadband services and systems that minimize power consumption, including power-down features, integrated power management, and other approaches.

In signing the two Codes of Conduct, Thomson is demonstrating its resolve to minimize the energy consumption levels of the digital receiving and processing equipment it develops, such as its set-top boxes (Thomson delivers a full range of set-top boxes, including advanced HD and PVR models, for service delivery over any type of network be it cable, satellite, terrestrial or IP and hybrid combinations of the same) and that of its broadband delivery platforms such as its DSL and cable modems and gateways and its IP connected devices portfolio including its telephony product range.

Since 2005, Thomson, together with European equipment and software manufacturers, broadcast services operators, as well as national energy agencies, has been involved in collaboration led by the European Commission’s Joint Research Centre on designing and enforcing voluntary measures to reduce energy consumption.

1 Respectively version 7 and version 2

2 WCDMA or Wideband Code Division Multiple Access is a cellular technology for wideband digital radio communications of Internet, multimedia, video and other bandwidth-hungry applications.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to the Media, Entertainment & Communications players – content creators, content distributors and broadcasters – and supports them in order to help them to improve their commercial offers and their performance in a rapidly changing technology environment. For more information: http://www.thomson.net

About the European Commission Joint Research Centre

The Joint Research Centre is a research-based policy support organisation and an integral part of the European Commission. The JRC is providing the scientific advice and technical know-how to support a wide range of EU policies. Its status as a Commission service, which guarantees its independence from private or national interests, is crucial for pursuing its mission. For more information: http://ec.europa.eu/dgs/jrc/index.cfm

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Claudine Cécille	+33 6 07 86 55 52	claudine.cecille@thomson.net
Investor Relations
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

PRESS RELEASE

Thomson Reaches Milestone of 1.5 Million Digital Cable Set-top Boxes Shipped to Latin America’s Largest Cable Operator, NET Serviços

Paris (France) - May 19, 2008 – Thomson (Euronext 18453; NYSE:TMS) today announced that it has delivered 1.5 million digital cable set-top boxes to Brazilian cable operator NET Serviços. This milestone underscores both Thomson’s position as one of the leading providers of convergent premises solutions to operators worldwide and its key role in supporting NET Serviços’ expansion plans in the Brazilian market.

With more than 2.5 million pay-TV subscribers, 1,6 million broadband customers and 718,000 fixed telephony lines, NET Serviços is the largest cable operator in Latin America and a pioneer in the region in terms of its triple-play offering. With a potential 9 million homes passed, its network extends for over 40 thousand kilometres covering 79 different cities across the country, including the main metropolitan regions of São Paulo and Rio de Janeiro.

In supplying its digital cable set-top box (DCI10NET) in tandem with broadband cable modems (DCM425), Thomson is supporting NET Serviços’ plans to offer multi-service bundles of broadband and broadcast services to its cable TV subscribers.

Hitting the mark of 1.5 million set-top boxes installed over a two-year period illustrates the speed at which NET Serviços is digitizing its network and expanding the scope of its service offering to its subscriber base.

“With our extensive network and existing customer base, NET Serviços is well positioned to drive the adoption of both digital TV and associated bundles of voice and Internet access within Brazil” said NET CEO Jose Antonio Felix. “Our long-term partnership with Thomson will also ensure that we have access to the very best products and related expertise required to offer the richest multimedia experience to our customers.”

“Unique in our ability to provide end-to-end solutions for the delivery of both modular and integrated triple play over cable, we look forward to helping NET Serviços further expand its broad and exciting range of services across the country.” said Frédéric Kurkjian, Vice President of Thomson’s Video Premises Systems, in the Systems division. “This milestone is strong validation of both the strengths of our current product offering for digital cable TV and cable broadband delivery and our ability to support customers as they move towards bundling voice, TV and Internet”.

According to industry analysts, IMS Research, the number of digital cable TV subscribers in Latin America was set to reach 4.598 million by the end of 2008 and further rise to 6 million by 2009.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Brenda Clery	+33 6 83 30 57 57	brenda.clery@thomson.net
Claudine Cécille	+33 6 07 86 55 52	claudine.cecille@thomson.net
Investor Relations
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

PRESS RELEASE

Thomson and Cabco Group Enter Strategic Alliance to Enhance

In-Store Media Experience for Retailers and Shoppers

Paris (France) and San Francisco (California) – May 5, 2008 – Thomson’s Premier Retail Networks, Inc. (PRN), the world's most experienced provider of digital media solutions at retail, and Cabco Group, the world’s leading international operator of electronic shopping carts, today announced they have formed a strategic alliance to enhance the in-store media experience for retailers and shoppers.

Cabco’s TV Kart™ incorporates interactive display screens into digital shopping carts designed to entertain children who are sitting on the interior of the cart, while providing targeted information for adults on monitors facing them as they shop.

PRN provides engaging in-store media experiences on over 250,000 screens in more than 6,500 retail locations worldwide.

PRN plans to develop a seamless connection between Cabco’s display screen technology and PRN’s platform in order to facilitate better coordination of content, advertising and measurement. In addition, PRN will provide advertising sales for Cabco’s TV Kart™ and the two companies will work together to develop a range of interactive services that will appeal to advertisers and retailers while enhancing the consumer shopping experience.

“Advertisers are looking for exciting in-store media that delivers results, but they are also looking to consolidate their media spend and work with experts in the area of content optimization,” said Cabco chief operating officer Brad Johnson. “PRN brings our advertisers an industry-experienced contact for purchasing our network, as well as the ability to produce or re-purpose content specifically for the in-store environment.”

“We are excited to be able to provide an integrated in-store media experience for shoppers and advertisers in this alliance with Cabco,” said PRN president Richard Fisher. “This alliance demonstrates the flexibility of our services, the ease in which our technology integrates with other products such as Cabco’s TV Kart™, and shows how our range of services, such as Ad Sales, can provide value to our partners.”

*Imbedded image of Cabco’s TV Kart™

Founded in 1992, Thomson’s Premier Retail Networks, Inc. (PRN) enables retailers and manufacturers to reach consumers in over 6,500 leading retail stores worldwide. PRN works with retailers, content partners and advertisers to create in-store programming that engages, informs and motivates consumers where they shop. PRN’s retailer customers include ACME, Albertsons, Best Buy, Carrefour, Circuit City, Costco, Jewel-Osco, Pathmark, SAM'S CLUB, Shaw’s, ShopRite, Star Market, and Wal-Mart Stores.

About Thomson − World Leader In Digital Video Technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media, Entertainment and Communications clients − content creators, content distributors, and users of its technology − realize their business goals and optimize their performance in a rapidly changing technology environment. For more information: http://www.thomson.net.

About Cabco Group

Cabco has successfully operated the TV Kart™ program in the United States since 2002, and is currently working with several leading retail chains. Customers using Cabco’s electronic shopping carts find shopping a more fun, relaxing and enjoyable experience – It’s like having a personal shop assistant in every aisle. Cabco transforms the shopping experience. For more information: http://www.cabcogroup.com.

Media Contacts:
Jodie Chase – Chase, Ink pour PRN	+1 415 492 3494	jodie@chase-ink.com
Season Skuro – Thomson, US	+ 1 818 260 4528	season.skuro@thomson.net
Martine Esquirou – Thomson, Europe	+33 (0)1 41 86 58 51	martine.esquirou@thomson.net
Linda Balti – Thomson, Europe	+33 (0)1 41 86 65 24	linda.balti@thomson.net
Brad Johnson – Cabco	+1 847 519 9100 x301	brad.j@cabcogroup.com

Investor Relations Thomson:
James Johnson	+33 (0)1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 (0)1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Solidifies Lead with Major Orders, Industry Awards, New Products at NAB 2008

Paris (France) - April 28, 2008 – Thomson (Euronext Paris: 18453; NYSE: TMS) completed the National Association of Broadcasters Convention (NAB 2008) with multiple major orders – including those for its high-definition (HD) news, IPTV, and digital broadcast transmission solutions – as well as key industry awards, and customer enthusiasm for its new products.

“NAB confirmed the industry’s interest to accelerate and complete the transition to HD, with a better cost optimization thanks to automation, as well as its interest in developing new diversified sources of revenue through the Web, mobility and more value-added services” said Jacques Dunogué, Thomson’s Senior Executive Vice President, Head of the Systems division. “Under the general theme: from broadcast to broadercasting, we were proud to present our comprehensive portfolio of solutions, all available for immediate delivery, as well as some technology innovations for the future. And it was rewarding to see the attention we received.”

Thomson Continues To Build Lead In HD News

Proving the strength of its latest product lineup, Thomson received a number of new major orders, including those for its HD news solutions, which have been selected by more broadcasters than any other system. Orders for these systems, and other Thomson Grass Valley™ equipment, included those from:

•

WTTW-TV, the premier PBS member station in Chicago, which has ordered more than $1 million worth of Thomson Grass Valley HD news production equipment;

•

KHQ-TV, the NBC affiliate in Spokane, Wash., which is relying on Thomson to migrate its news operation to file-based HD system;

•

Rede Record, the second largest television network in Brazil, which is building a new and very high-profile playout and exhibition center in Sao Paulo;

•

Australian Broadcasting Corporation, which is relying on Thomson to help it roll out fully integrated HD newsrooms across all its sites. It is one of the largest multi-site broadcast installations ever undertaken in Australia.

•

France 2, which is rolling out a new HD studio and control room in Paris.

Momentum Grows for Mobile TV, IPTV, & Digital Broadcast Transmission Solutions

At NAB 2008, Thomson saw worldwide enthusiasm for its mobile TV solutions with the announcement that 11 of the 14 countries now deploying commercial DVB-H mobile television services rely on Thomson video head ends, service platforms and transmitters.

Momentum also continued to grow for Thomson’s IPTV solutions, as well as broadcast transmission systems. Orders for these Thomson systems included those from:

•

Teo, the largest telecommunications operator in Lithuania, which is leveraging a network of Thomson SmartVision video-on-demand (VOD) servers in its launch of an advanced range of video services for IPTV customers;

•

The Ministry of Culture & Information in the Kingdom of Saudi Arabia, which has placed two large orders for Thomson digital television transmitters, as well as for the creation of a digital archive system for the state broadcaster;

•

Trinity Broadcast Network & WCTE-TV, two United States broadcasters which have deployed Thomson's digital transmission systems to respectively upgrade networks and prepare for the country’s analog switch-off;

•

Bengladesh Radio & All India Radio, two new clients for Thomson medium- wave radio transmitters, which respectively ordered 1000 kW radio transmitters to upgrade an existing broadcast network for nationwide coverage and which selected M2W transmitters for broadcast of first local radio to the Lakshadweep Islands.

Thomson’s ViBE MPEG-4 video encoders, launched at the end of 2007 also reached a new milestone at NAB 2008 with 1000 encoders shipped.

New Products and Key Awards

Thomson products won two key industry awards at NAB 2008. Highlighting the importance of the broadercasting concept, the new Thomson Grass Valley MediaFUSE® system – which was announced at NAB 2008 – received a 2008 STAR (Superior Technology Award Recipient) Award from the editors of TV Technology magazine. The MediaFUSE product is the only system capable of simultaneously producing Web, mobile, and IPTV broadcast materials in real time for live and on-demand applications.

Also receiving an award was the Thomson Grass Valley ADVC-HD50 advanced digital video converter. The prestigious award came from the 4Ever Group, an association of members representing wedding and event videography professionals. The award recognizes the ADVC-HD50, which converts files from the HDMI to HDV formats, as a product that offers great promise to the event-videography industry.

Central to the concept of broadercasting is the transition from fixed video and audio file formats to open, file-based storage and production. A pioneer in file-based approaches, Thomson highlighted new versions of its Thomson Grass Valley Infinity™ Series Digital Media Camcorder (DMC), taking advantage of advances in its storage media (REV PRO™), allowing users to choose the workflow that best suits their needs.

Underscoring the importance of this approach, KVBC-TV in Las Vegas, a Sunbelt Communications Company subsidiary, announced an order for 18 Infinity Series DMCs.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media, Entertainment & Communications clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. For more information: http://www.thomson.net.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Joanna Pays	+33 1 41 10 56 18	Joanna.pays@thomson.net
Denise Williams (USA)	+1 (503) 526 8160	denise.williams@thomson.net
Investor Relations Thomson
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 06, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer